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                                        [LOGO OF PACIFIC LIFE INSURANCE COMPANY]

                                                        700 Newport Center Drive
                                                        Newport Beach, CA
                                                        92660



                ENHANCED GUARANTEED MINIMUM DEATH BENEFIT RIDER

This Rider is part of your Contract and should be attached to it.
Notwithstanding any provision of your Contract to the contrary, the provisions of this Rider shall prevail over the provisions of your Contract.

You have elected the Enhanced Guaranteed Minimum Death Benefit Rider ("EGMDBR"). An annual charge (called the "Enhanced Death Benefit Charge") for expenses related to the EGMDBR will be deducted from your Investment Options on a proportionate basis on each Contract Anniversary that the EGMDBR remains in effect. Any portion of the Enhanced Death Benefit Charge we deduct from the Fixed Option will not be greater than the annual interest credited to the Fixed Option in excess of 3%. The Enhanced Death Benefit Charge is equal to the Enhanced Death Benefit Charge percentage multiplied by the Contract Value on the date the charge is deducted. The Enhanced Death Benefit Charge percentage is equal to 0.10% if the youngest Annuitant's Age is 65 years or younger on the Contract Date, and 0.30% if the youngest Annuitant's Age is 66 through 75 on the Contract Date. In the event of a full withdrawal of the amount available for withdrawal under the Contract, the entire Enhanced Death Benefit Charge for the Contract Year in which the full withdrawal occurs will be netted out of the final payment made to the Owner.

This EGMDBR may be elected only at the Contract Date and will remain in effect until the earlier of (a) a full withdrawal of the amount available for withdrawal under the Contract, (b) a death benefit becomes payable under the Contract, (c) any termination of the Contract in accordance with the provisions of the Contract, or (d) the Annuity Date. This EGMDBR may only be elected if the Age of each Annuitant is 75 years or younger on the Contract Date.

The Death Benefit Amount section under the DEATH BENEFIT provision of your Contract is replaced in its entirety as follows:

Death Benefit Amount - The Death Benefit Amount as of any Business Day prior to your Annuity Date is equal to the greater of:
      (a)  your Contract Value as of that day; or
      (b) your aggregate Purchase Payments less an adjusted amount for each withdrawal, increased at an effective annual rate of 6% to that day, subject to a maximum of two times the difference between the aggregate Purchase Payments less any withdrawals. The 6% effective annual rate of growth will take into account the timing of when each Purchase Payment and withdrawal occurred by applying a daily factor of 1.000159654 to each day's balance. The 6% effective annual rate of growth will stop accruing as of the earlier of: (1) the Contract Anniversary following the date the Annuitant reaches his or her 80th birthday; (2) the date of death of the sole Annuitant; or (3) the Annuity Date.

      To determine the adjusted amount for each withdrawal: (i) We divide the amount of each withdrawal by your Contract Value immediately before that withdrawal; and (ii) we then multiply the result by your Death Benefit Amount (as described in section (b) of this Death Benefit Amount section), immediately before that withdrawal.

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The Guaranteed Minimum Death Benefit ("GMDB") Amount section under the DEATH
BENEFIT provision of your Contract is replaced in its entirety as follows:

 Guaranteed Minimum Death Benefit ("GMDB") Amount - The GMDB Amount will be calculated only when a death benefit becomes payable as a result of the death of the sole Annuitant, and is determined as follows:

 First, we calculate what the Death Benefit Amount would have been beginning on the quarterly anniversary following the Contract Date and each subsequent quarterly anniversary that occurs while the Annuitant is living and up to and including the Contract Anniversary following the Annuitant's 65th birthday. Quarterly anniversaries are measured from the Contract Date. After the Contract Anniversary following the Annuitant's 65th birthday, we calculate what the Death Benefit Amount would have been as of each Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday. Each quarterly anniversary and each Contract Anniversary on which a Death Benefit Amount is calculated is referred to as a "Milestone Date". We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, to the Contract Value immediately prior to the withdrawal.

 The highest of these adjusted Death Benefit Amounts as of the Notice Date is your GMDB Amount. The "Notice Date" is the day on which we receive, in proper form, proof of death and instructions satisfactory to us regarding payment of death benefit proceeds.

 The Death of Annuitant section under the DEATH BENEFIT provision of your Contract is replaced in its entirety as follows:

 Death of Annuitant - If the Annuitant dies before the first Milestone Date, the death benefit will be equal to your Death Benefit Amount as of the Notice Date.

 If the Annuitant dies on or after the first Milestone Date, the death benefit will be equal to the greater of the Death Benefit Amount or the GMDB Amount as of the Notice Date. If an Annuitant dies before the Annuity Date, unless there is a surviving Joint or Contingent Annuitant, we will pay the death benefit proceeds to the Beneficiary if living; otherwise to the Owner or the Owner's estate. If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. Death benefit proceeds are payable only for the death of the sole surviving Annuitant prior to the Annuity Date. If you are the Annuitant and you die, we will determine the amount of any death benefit and the Beneficiary under the Death of Annuitant provisions; and, if your Contract is a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules.

 All other terms and conditions of your Contract remain unchanged.

                         PACIFIC LIFE INSURANCE COMPANY

    /s/ Thomas C. Sutton                           /s/ Audrey L. Milfe
        Chairman and Chief Executive Officer           Secretary



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